UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for November, 2018
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.d
Enclosures: SASOL LIMITED | SASOL OIL (PTY) LTD - TAX LITIGATION UPDATE

Sasol Limited
(Incorporated in the Republic of South Africa)
Registration number 1979/003231/06
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

SASOL OIL (PTY) LTD – TAX LITIGATION UPDATE
As previously reported, the South African Revenue Service (“SARS”) issued revised assessments for Sasol Oil (Pty) Ltd (“Sasol Oil”) relating to a dispute around its international crude oil procurement activities for the 2005 to 2014 tax years. The litigation in the Tax Court, relating to the international crude oil procurement activities for the 2005 to 2007 years of assessment, was concluded and judgement was delivered in favour of SARS on 30 June 2017. Sasol Oil made a provision in its 2018 annual financial statements of R1.3 billion, including penalties and interest, which covers the
2005 to 2014 tax years relating to the tax assessment ground to which this litigation is related.
Sasol Oil filed an appeal against the judgment by the Tax Court with the Supreme Court of Appeal. Today the Supreme Court of Appeal decided to uphold the appeal and to set aside the ruling by the Tax Court. The Court effectively confirmed Sasol Oil’s view that the ground for additional taxation of Sasol Oil’s international crude oil procurement activities has not been fulfilled.
On the basis of this judgement, Sasol Oil will reverse the accrual of R1.3 billion.

9 November 2018
Sandton

Sponsor: Deutsche Securities (SA) Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 9 November 2018 By: /s/V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary